Exhibit 99.1
Shinhan Financial Group 2012 1Q Operating Results

On May 2, 2012, Shinhan Financial Group held an earning release conference for 2012 1Q, which was also aired through a live web-cast and conference call. Belows are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
						Change
Item		1Q 2012	4Q 2011	QoQ Change (%)	1Q 2011	(%)
Revenue*	Specified Quarter	7,882,532	6,220,187	26.73	8,696,471	-9.36

	Cumulative	7,882,532	31,480,287	-	8,696,471	-9.36

Operating Income	Specified Quarter	1,137,254	635,557	78.94	1,257,227	-9.54

	Cumulative	1,137,254	4,134,772	-	1,257,227	-9.54

Income before Income Taxes	Specified Quarter	1,146,533	660,497	73.59	1,270,051	-9.73

	Cumulative	1,146,533	4,192,562	-	1,270,051	-9.73

Net Income**	Specified Quarter	826,265	506,724	63.06	924,320	-10.61

	Cumulative	826,265	3,100,011	-	924,320	-10.61

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
						Change
Item		1Q 2012	4Q 2011	QoQ Change (%)	1Q 2011	(%)
Revenue*	Specified Quarter	5,251,821	3,395,977	54.65	5,762,985	-8.87

	Cumulative	5,251,821	19,906,197	—	5,762,985	-8.87

Operating Income	Specified Quarter	835,824	259,857	221.65	818,503	2.12

	Cumulative	835,824	2,625,951	—	818,503	2.12

Income before Income Taxes	Specified Quarter	845,515	262,372	222.26	828,227	2.09

	Cumulative	845,515	2,654,946	—	828,227	2.09

Net Income**	Specified Quarter	658,667	227,779	189.17	647,129	1.78

	Cumulative	658,667	2,118,421	—	647,129	1.78

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
						Change
Item		1Q 2012	4Q 2011	QoQ Change (%)	1Q 2011	(%)
Revenue*	Specified Quarter	1,105,781	1,142,899	-3.25	1,121,304	-1.38

	Cumulative	1,105,781	4,548,376	-	1,121,304	-1.38

Operating Income	Specified Quarter	244,503	271,371	-9.90	315,398	-22.48

	Cumulative	244,503	1,100,157	-	315,398	-22.48

Income before Income Taxes	Specified Quarter	244,527	271,371	-9.89	315,398	-22.47

	Cumulative	244,527	1,100,157	-	315,398	-22.47

Net Income**	Specified Quarter	186,478	235,293	-20.75	249,361	-25.22

	Cumulative	186,478	875,930	-	249,361	-25.22

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.